UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO (SECTION 1165(e))
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
Index

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
San Juan, Puerto Rico
July 9, 2008
Certified Public Accountants
(Of Puerto Rico)
License No. 216 Expires Dec. 1, 2010
Stamp 2288927 of P.R. Society of Certified
Public Accountants has been affixed to the
File copy of this report.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	As of December 31,
	2007	2006
Assets
Investments
Investments, at fair value	$20,710,286	$18,330,732
Participant loans receivable	1,212,152	1,165,651

Total investments	21,922,438	19,496,383

Receivables
Employer contribution	672,914	740,040
Participant contribution	62,320	57,010
Other receivables, principally interest and dividends	13	14,282
Due from brokers for security sold	13,961	26

Total receivables	749,208	811,358

Cash	54,073	82,585

Total assets	22,725,719	20,390,326

Liabilities
Due to brokers for securities purchased	58,938	—

Total liabilities	58,938	—

Net assets available for benefits	$22,666,781	$20,390,326

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Year ended
December 31,
2007
Additions
Investment income
Net depreciation in fair value of investments	$(579,196)
Dividends and interest income	1,009,203
Interest income on loans to participants	94,274

Total investment income	524,281

Contributions
Participant	1,693,286
Employer	929,159
Rollovers from other qualified plans	56,264

Total contributions	2,678,709

Total additions	3,202,990

Deductions
Benefits paid to participants	926,535

Total deductions	926,535

Net increase in net assets available for benefits	2,276,455

Net assets available for benefits
Beginning of year	20,390,326

End of year	$22,666,781

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

Reporting Entity
The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code Section 1165(e). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualify under the applicable laws of the Commonwealth of Puerto Rico.

Eligibility
All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified nonelective contributions.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee make an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee do not complete the Election Form within the mentioned period the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of its period compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions
Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. Contributions are subject to certain limitations. For the year ended December 31, 2007, pre-tax contributions were limited to a maximum of $8,000, as defined by the Puerto Rico Code of 1994, as amended (“PR Code”). The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Beginning on January 1, 2007 participants over age 50 are permitted to make an additional $1,000 pre-tax contribution after contributed to the Plan limit of 10% of their pre-tax annual compensation.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) results of operations in the case of discretionary contributions, and (c) account balances in the case of plan earnings. The benefit to which a participant is entitle is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of	Vested
Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants
Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan Fund. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At the end of year December 31, 2007 and 2006 the interest rates of these loans range from 6.00% to 10.25%, and are due at various dates through July 18, 2016. Principal and interest is paid ratably through biweekly payroll deductions.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Vested plan benefits not exceeding $5,000 are distributed to participants in a single lump-sum cash payment after employment with the Bank is terminated. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. There were certain outstanding benefits payable to participants at December 31, 2007. Refer to Note 11 for the amount of benefits payable outstanding at December 31, 2007.

Plan Expenses and Administration
Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2007 the Bank paid $223,201 in administrative fees on behalf of the Plan.

Forfeitures Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
Contributions
Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Investments Valuation and Income Recognition
The Plan’s investments in money market instruments, mutual funds and common stock of First BanCorp are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. First BanCorp’s common stock is valued at its quoted market price. All other investments are value at fair value as of the end of the Plan year, based on quoted market prices. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Effective January 1, 2007, the Plan elected to early adopt Statement of Financial Accounting Standard (“SFAS”) 157, “Fair Value Measurements”. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
Participant Loans Participant loans are valued at their outstanding balance, which approximates fair value.

Payment of Benefits Benefits are recorded when paid.

3.	Investments

The following presents the Plan’s investments:

	2007		2006
	Value	# of shares	Value	# of shares
Investcash Money Market Deposit Account	$169,106	—	$—	—
First BanCorp. common stock*	2,115,476	290,237	1,968,460	206,554
Ameristock Fund*	1,846,717	43,938	1,920,928	43,867
Ariel Fund	432,910	9,332	489,360	9,445
Dodge & Cox Balanced Fund*	1,552,238	19,163	1,604,865	18,430
FMI Focus	11,319	364	—	—
GE Premier Growth Equity Class A	368,353	15,464	228,383	9,080
Harbor Bond Institutional Class Fund	712,725	59,843	539,138	46,638
Harbor Bond Institutional International Class Fund*	3,274,607	45,889	2,456,001	39,587
Royce Pennsylvania Mutual Fund*	1,515,355	140,051	1,460,591	126,240
Schwab Value Advantage Money Fund*	4,647,657	4,647,657	3,747,873	3,747,873
Vanguard S&P 500 Index*	4,063,823	30,069	3,915,133	29,980
Participant loans receivable*	1,212,152	—	1,165,651	—

	$21,922,438		$19,496,383

*	Investment exceeds five percent of net assets available for benefits.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value by $579,196 as follows:

Mutual Funds	$149,552
Common stock — First BanCorp.	(728,748)

$(579,196)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
4.	Fair Value

As discussed in Note 2 — “Summary of Significant Accounting Policies”, effective January 1, 2007, the Plan adopted SFAS 157, which provides a framework for measuring fair value under GAAP.

Assets measured at fair value on a recurring basis are summarized below:

	As of December 31, 2007
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds	$18,425,704	$—	$—	$18,425,704
Investment in First BanCorp. common stock	2,115,476	—	—	2,115,476
5.	Party-In Interest Transactions

Certain plan investments are shares of a mutual fund managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2007 and 2006, the Plan held 290,237 and 206,554 units, with a quoted market value of $2,115,476 and $1,968,460 respectively, of common stock of First BanCorp., the Parent Company of the Plan Sponsor. At December 31, 2007 cash reserves invested in a money market deposit account in the amount to $169,106 was deposited with FirstBank Puerto Rico, the Plan sponsor. For the year ended December 31, 2007, the Plan received dividend and interest income related to the First BanCorp., common stock and money market investments in the amounts of $74,784 and $4,845 respectively. Plan assets include participant loans receivable of $1,212,152 and $1,165,651 as of December 31, 2007 and 2006 respectively. For the year ended December 31, 2007 interest income related to participant loans receivable amounted to $94,274. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
6.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated November 10, 2005 that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited non-vested accounts amounted to $9,393 at December 31, 2007 ($7,371 at December 31, 2006). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. For the year ended December 31, 2007, $5,000 from forfeited non-vested accounts was used to cover administrative expenses of the Plan. No forfeitures were used to reduce the Bank’s contributions of the Plan in 2007.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

10.	Additional Contributions

The Board of Directors of the Bank approved in 2008 and 2007 additional contributions of $646,309 and $552,488 based on the Bank’s results for the years ended December 31, 2007 and 2006, respectively. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the years ended December 31, 2007 and 2006, the Bank agreed to contribute $16,638 and $178,584, respectively, to non-highly compensated participants to satisfy contribution requirements. At December 31, 2007 and 2006, these additional contributions were recorded as employer contribution receivables and as contributions from employer.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2007 and 2006
11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$22,666,781	$20,390,326
Amounts allocated to withdrawing participants	(52,889)	—

Net assets available for benefits per Form 5500	$22,613,892	$20,390,326

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to Form 5500:

2007
Benefits paid to participants per financial statements	$926,535
Add:
Amounts allocated to withdrawing participants at December 31, 2007	52,889
Less:
Amounts allocated to withdrawing participants at December 31, 2006	—

Benefits paid to participants per Form 5500	$979,424

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, 2007 but not yet paid as of that date.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issue, borrower	(c) Description of Investment including				(e) Current
(a)	lessor or similar party	maturity date, rate of interest, par value			(d) Cost	value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Deposit Account	Money Market			**	$169,106

	Total Money Market and Interest Bearing Cash					169,106

	Common Stocks
*	First BanCorp.	Common Stock	290,237	shares	**	2,115,476

	Total Common Stocks					2,115,476

	Mutual Funds
	Ameristock Fund	Mutual Fund	43,938	shares	**	1,846,717
	Ariel Fund	Mutual Fund	9,332	shares	**	432,910
	Dodge & Cox Balanced Fund	Mutual Fund	19,163	shares	**	1,552,238
	FMI Focus	Mutual Fund	364	shares	**	11,319
	GE Premier Growth Equity Class A	Mutual Fund	15,464	shares	**	368,353
	Harbor Bond Institutional Class Fund	Mutual Fund	59,843	shares	**	712,725
	Harbor Bond Institutional
	International Class Fund	Mutual Fund	45,889	shares	**	3,274,607
	Royce Pennsylvania Mutual Fund	Mutual Fund	140,051	shares	**	1,515,355
*	Schwab Value Advantage Money Fund	Mutual Fund	4,647,657	shares	**	4,647,657
	Vanguard S&P 500 Index	Mutual Fund	30,069	shares	**	4,063,823

	Total mutual funds					18,425,704

	Other Investments
*	Participant loans receivable	Interest rates ranging from 6.00% to 10.25%, maturity dates of 01/15/08 to 07/18/16			**	1,212,152

	Total Other Investments					1,212,152

	Total					$21,922,438

*	Party in-interest

**	Historical cost is not required for participant directed investment.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Financial Statements and Supplemental Schedule
Signatures
December 31, 2007
Signatures
The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 7/11/2008	By:	/s/ Pedro A. Romero
Authorized Representative

Date: 7/11/2008	By:	/s/ Maria Medina
Authorized Representative

******